Top Plus Series of Variable Annuities

The Ohio National Life Insurance Company

Ohio National Variable Account A

Ohio National Variable Account B

Supplement dated July 10, 2023

to the Update Notices dated May 1, 2023

The following supplements and amends the update notices dated May 1, 2023. Please read this supplement in conjunction with your update notice and retain it for future reference. Capitalized terms used herein have the same definitions as in your update notice.

Appendix A – Funds Available Under the Contract

On or about July 28, 2023, the subadviser and name of the ON Janus Henderson Forty Portfolio will be changing, and Appendix A is revised as follows effective upon such change:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Growth Equity	ON Fidelity Institutional AM® Equity Growth Portfolio (formerly ON Janus Henderson Forty Portfolio) Adviser: Ohio National Investments, Inc. Subadviser: FIAM LLC	0.85%	-33.92%	9.13%	12.49%

Additionally, on or about August 25, 2023, the PSF PGIM Jennison Focused Blend Portfolio, PSF PGIM Jennison Growth Portfolio, LVIP JPMorgan Mid Cap Value Fund, Allspring VT Discovery SMID Cap Growth Fund, Western Asset Core Plus VIT Portfolio, Invesco V.I. Balanced-Risk Allocation Fund, Goldman Sachs Large Cap Value Fund, and Morgan Stanley VIF U.S. Real Estate Portfolio will no longer be available investment options under the contract, and all references to these portfolios, and all information regarding such portfolios in Appendix A, are deleted as of such time.